UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  BRIAZZ, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    10782M104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Deutsche Bank AG
                              c/o DB Advisors, LLC
                  31 West 52nd Street, New York, New York 10019
                                 (212) 469-7471
                              Attn: Glen MacMullin
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 1, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 12 pages)

                                  SCHEDULE 13D


CUSIP No.  10782M104                                          Page 2 of 12 Pages

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              DB Advisors, LLC
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

              AF
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
      NUMBER OF           7  SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0  (SEE ITEM 5.)
       OWNED BY           ------------------------------------------------------
         EACH             8  SHARED VOTING POWER
      REPORTING
        PERSON                 43,559,620 (SEE ITEM 5.)
         WITH             ------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER

                               0  (SEE ITEM 5.)
                          ------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER

                               43,559,620 (SEE ITEM 5.)
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              43,559,620  (SEE ITEM 5.)
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              48.4%  (SEE ITEM 5.)
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

              IA
--------------------------------------------------------------------------------

CUSIP No.  10782M104                                          Page 3 of 12 Pages

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Deutsche Bank AG
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

              WC (See Item 3.)
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

              Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
--------------------------------------------------------------------------------
      NUMBER OF           7  SOLE VOTING POWER
        SHARES
     BENEFICIALLY              0  (SEE ITEM 5.)
       OWNED BY           ------------------------------------------------------
         EACH             8  SHARED VOTING POWER
      REPORTING
        PERSON                 43,559,620 (SEE ITEM 5.)
         WITH             ------------------------------------------------------
                          9  SOLE DISPOSITIVE POWER

                               0  (SEE ITEM 5.)
                          ------------------------------------------------------
                          10 SHARED DISPOSITIVE POWER

                               43,559,620 (SEE ITEM 5.)
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              43,559,620  (SEE ITEM 5.)
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              48.4%  (SEE ITEM 5.)
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON

              BK
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

              This statement on Schedule 13D relates to the Series F Convertible Preferred Stock (the "Series F Stock") that may be converted into a certain number of shares of common stock, no par value (the "Common Stock"), of BRIAZZ, Inc., a Washington corporation (the "Company"). The principal executive offices of the Company are located at 3901 - 7th Avenue South, # 200, Seattle, Washington 98108.

Item 2.  Identity and Background.

              This statement is being filed by DB Advisors, LLC ("DB Advisors") and Deutsche Bank AG ("Deutsche Bank", together with DB Advisors, the "Reporting Persons" and each, a "Reporting Person").

              DB Advisors is a limited liability company organized under the laws of Delaware, and is a wholly-owned subsidiary of Deutsche Bank. Deutsche Bank is organized under the laws of the Federal Republic of Germany. The securities associated with this statement were acquired through the London Branch of Deutsche Bank, which is licensed by the United Kingdom banking authority.

              The address of the principal office of DB Advisors is 31 West 52nd Street, New York, New York 10019. The address of the principal place of business of Deutsche Bank is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

              The principal business activity of DB Advisors is to act as a proprietary trading group that invests in publicly listed companies undergoing financial or operational restructuring. The principal business of Deutsche Bank is the provision of financial and related services. Deutsche Bank is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies.

              In addition, in accordance with Securities Exchange Act Release No. 39538 (January 12, 1998), this Schedule 13D reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank and its subsidiaries and affiliates. This filing does not reflect securities, if any, beneficially owned by any other business group of Deutsche Bank. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Exchange Act"), this filing shall not be construed as an admission that CIB is, for purposes of
Section 13(d) under the Exchange Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

              Set forth on Schedules A-1 and A-2 to this statement, and incorporated herein by reference, are lists of the executive officers and directors of the Reporting Persons that contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment; and (iv) citizenship.

              During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on Schedules A-1 and A-2 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or other Consideration.

              Pursuant to the terms of the Securities Purchase Agreement (as defined in Item 6 below), in consideration for $3,400,000, Deutsche Bank, acting through its London Branch and DB Advisors, acquired a $3,400,000 non-convertible secured promissory note (the "Note") and 4,355,962 shares of the Series F Stock convertible into 43,559,620 shares of the Company's Common Stock.

              All funds used by DB Advisors to acquire the above-listed securities were provided to DB Advisors by Deutsche Bank. Deutsche Bank provided the funds out of working capital.

Item 4.  Purpose of Transaction.

              Deutsche Bank purchased the securities covered by this statement in order to acquire an interest in the Company for investment purposes. Deutsche Bank intends to review continuously its position in the Company. Depending on further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, Deutsche Bank may (i) convert all or a portion of the Series F Stock into shares of Common Stock or (ii) retain or dispose of all or a portion of the Note, the Series F Stock and/or Common Stock beneficially owned by it, subject to any applicable legal and contractual restrictions on its ability to do so in privately negotiated transactions, open market sales or otherwise.

              Pursuant to the terms of the Securities Purchase Agreement (as defined in Item 6 below) and subject to applicable laws and regulations, Deutsche Bank has the right to designate two out of seven directors for appointment to the Board of Directors of the Company and to appoint certain executive officers of the Company.

              In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

              Except as set forth in this Item 4 (including the matters described in Item 6 which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of
Schedule 13D of the Exchange Act.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) On August 1, 2003, Deutsche Bank, acting through its London Branch, acquired 4,355,962 shares of Series F Stock convertible into 43,559,620 shares of Common Stock. Based on the 5,990,916 shares of Common Stock outstanding as of August 1, 2003, and assuming that all issued and outstanding shares of the Series F Stock are fully converted, after such conversion Deutsche Bank would beneficially own approximately 48.4% of the outstanding Common Stock. If Deutsche Bank were the only holder of the Series F Stock to convert its holdings of the Series F Stock into Common Stock, Deutsche Bank would beneficially own approximately 82.9% of the outstanding Common Stock. DB Advisors acts as the discretionary investment manager for Deutsche Bank with respect to the 4,355,962 shares of Series F Stock and, as such, shares the power to vote and dispose of such shares.

(c) Except for the transaction described herein, there were no transactions effected in the past sixty days in this class of securities by either Deutsche Bank or DB Advisors.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with respect to Securities of the Issuer.

The response to Item 4 of this statement is incorporated herein by reference.

Securities Purchase Agreement

              On May 28, 2003, Deutsche Bank, acting through its London Branch and DB Advisors, entered into the Securities Purchase Agreement, as amended on August 1, 2003 (the "SPA") with the Company and Briazz Venture L.L.C., a limited liability corporation, Spinnaker Investment Partners, L.P., a Delaware limited partnership, and Delafield Hambrecht, Inc., a Delaware corporation (each a "Purchaser" and collectively with Deutsche Bank, the "Purchasers"). Subject to the terms and conditions of the SPA, Deutsche Bank, acting through its London Branch and DB Advisors, agreed to purchase from the Company (i) the Note and
(ii) the Series F Stock convertible at any time into 43,559,620 shares of Common Stock for $0.10 per share of Common Stock.

              Set forth below is the information regarding the amount of Notes purchased by each Purchaser under the SPA, as well as the number of shares of Common Stock for which each Purchaser may convert such Purchaser's holdings of the Series F Stock and the post-conversion percentage of number of Common Stock for each Purchaser:

    Purchaser                Principal Amount     Number of Shares of Common   Post-Conversion Percentage
                                 of Note          Stock to be received upon        or Number of Shares
                                                         Conversion
Deutsche Bank                   $3,400,000                43,559,620                     48.407%
Briazz Venture L.L.C.           $2,000,000                25,622,670                     28.474%
Spinnaker Investment              $500,000                 6,406,120                      7.119%
  Partners, L.P.
Delafield Hambrecht, Inc.         $100,000                   850,000                    1,000,000

              Under the SPA and the Security Agreement (as described below), the Company granted a security interest in its assets to the Purchasers. The Purchasers also received certain registration rights for their securities as set forth in the Registration Rights Agreement (as described below).

              Deutsche Bank, acting through its London Branch and DB Advisors, is also appointed as the administrative agent for each Purchaser under the SPA and the other transaction documents, particularly the Security Agreement (as described below).

              This description of the SPA is qualified in its entirety by reference to the SPA, a copy of which has been filed as Exhibit 1 to this statement and is incorporated herein by reference.

Registration Rights Agreement

              On August 1, 2003, Deutsche Bank, acting through its London Branch and DB Advisors, entered into the Registration Rights Agreement by and among the Company and the Purchasers.

              Pursuant to the Registration Rights Agreement, with certain limitations, Purchasers, including Deutsche Bank, or their permitted transferees under the Registration Rights Agreement or the SPA (the "Holders") holding at least 25% of the Common Stock issuable or issued upon conversion of the Series F Stock or as set forth under Section 14 of the Registration Rights Agreement (the "Registrable Securities") may send a written request (a "Demand") to the Company requesting that the Company file a registration statement (other than on Form S-3) covering the registration of at least 25% of such Registrable Securities. Upon receiving such a Demand, the Company must give written notice of such request (the "Notice of Demand") to all Holders and shall, subject to certain limitations, use its best efforts to effect as soon as practicable the registration under the Securities Act of 1933, as amended (the "Act") of all the Registrable Securities that the Holders request to be registered in the Demand or a written request given within twenty (20) days of the Notice of Demand by the Company. However, the Company may defer such a filing for up to ninety (90) days by furnishing, to the Holders requesting a registration statement, a certificate stating that in the good faith judgment of the Board of Directors of the Company, including the majority of directors designated by the

Purchasers, it would be seriously detrimental to the Company and its shareholders for such registration to be filed.

              If the Company receives from Holders of at least 25% in interest of the Registrable Securities a written request or requests that the Company effect a registration on Form S-3 and any related qualification or compliance with respect to Registrable Securities, the Company will promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders; and as soon as practicable, effect such registration and all such reasonable qualifications and compliances for the sale and distribution of all or such portion of such Holder's or Holders' Registrable Securities specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such a request with a written request given within twenty (20) days after receipt of written notice from the Company.

              If the Company proposes to register any of its Common Stock under the Act in connection with the public offering of such securities solely for cash, it must promptly give written notice to all Holders of such registration. The Company must include in such registration all the Registrable Securities then outstanding and specified in a written request or requests made by Holders within fifteen (15) days after the date of the written notice by the Company of such registration.

              The registration rights set forth in the Registration Rights Agreement expire and terminate on August 1, 2013 or at such time as no Holder holds or has the right to receive upon conversion any Registrable Securities.

              The Company has the customary rights to delay the filing or effectiveness of any registration statement under the Registration Rights Agreement. The Registration Rights Agreement contains customary indemnification provisions for the registration rights.

              This description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which has been filed as Exhibit 2 to this statement and is incorporated herein by reference.

Security Agreement

              On August 1, 2003, the Company entered into the Security Agreement with Deutsche Bank, acting through its London Branch and DB Advisors, as administrative agent, and Flying Food Group, L.L.C., a Delaware limited liability company ("FFG"). The Company and FFG are parties to a Food Production Agreement, dated as of December 1, 2002, providing for food preparation for the Company by FFG in each of the markets in which the Company conducts its business.

              Pursuant to the Security Agreement, the Company granted to the Purchasers and FFG, and created in favor of Deutsche Bank, acting through its London Branch, as the administrative agent, a security interest in the Collateral (defined in the Security Agreement as the personal property and fixtures of the Company as set forth in Section 2 of the Security

Agreement) as security for the obligations of the Company under the Notes and the Food Production Agreement.

              This description of the Security Agreement is qualified in its entirety by reference to the Security Agreement, a copy of which has been filed as Exhibit 3 to this statement and is incorporated herein by reference.

Secured Promissory Note

              The $3,400,000 Note received by Deutsche Bank bears simple interest at the rate of LIBOR plus one percent per annum. Interest is payable on the first day of each calendar quarter and calculated on the basis of actual number of days elapsed and a year of 360 days. Unless paid on or prior to the maturity date, the Note matures, and all of the principal and accrued and unpaid interest becomes due, on August 1, 2005.

              This description of the Note is qualified in its entirety by reference to the Note, a copy of which has been filed as Exhibit 4 to this statement and is incorporated herein by reference.


Item 7.  Material to be filed as Exhibits.

Exhibit 1: Securities Purchase Agreement among the Company, Deutsche Bank, acting through its London Branch and DB Advisors, Briazz Venture L.L.C., Spinnaker Investment Partners, L.P. and Delafield Hambrecht, dated May 28, 2003.

Exhibit 2: Registration Rights Agreement by and among the Company and the Purchasers, dated August 1, 2003.

Exhibit 3: Security Agreement between the Company, Deutsche Bank, acting through its London Branch and DB Advisors, and Flying Food Group, L.L.C. dated August 1, 2003.

Exhibit 4: Secured Promissory Note, dated as of August 1, 2003, by and among the Company and Deutsche Bank, acting through its London Branch and DB Advisors, as holder of the Note.

                                    SIGNATURE

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 2003

                                      DB ADVISORS, LLC

                                      By: /s/ Jeffrey Ruiz
                                         ---------------------------------------
                                         Name:  Jeffrey Ruiz
                                         Title: Vice President-Deutsche Bank AG


                                      Deutsche Bank AG

                                      By: /s/ Jeffrey Ruiz
                                         ---------------------------------------
                                         Name:  Jeffrey Ruiz
                                         Title: Vice President

                                  SCHEDULE A-1

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                DB ADVISORS, LLC.

The following sets forth the name, business address, title and citizenship of the directors and principal executive officer of DB Advisors, LLC. The business address of DB Advisors, LLC is 31 West 52nd Street, New York, New York 10019.

NAME                       BUSINESS ADDRESS          TITLE                          CITIZENSHIP
Kevin Parker               60 Wall Street            Chief Executive Officer        United States
                           New York, New York

Roger Ehrenberg            31 West 52nd Street       President                      United States
                           New York, New York

Shengbei Guo               31 West 52nd Street       Executive Vice President       China
                           New York, New York

Paul G. Bigler II          31 West 52nd Street       Managing Director              United States
                           New York, New York

Mark Cullen                60 Wall Street            Managing Director              Australia
                           New York, New York

Steven Morris              31 West 52nd Street       Managing Director, Chief       New Zealand
                           New York, New York        Financial Officer and
                                                     Treasurer

Glen MacMullin             31 West 52nd Street       Director                       United States
                           New York, New York

Tracy C. Wills-Zapata      31 West 52nd Street       Director                       United States
                           New York, New York

                                  SCHEDULE A-2

                              MANAGING DIRECTORS OF
                                DEUTSCHE BANK AG

The following sets forth the name, business address, title and citizenship of the managing directors of Deutsche Bank AG. The business address of Deutsche Bank AG is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

NAME                            BUSINESS ADDRESS           TITLE                                       CITIZENSHIP
Dr. Josef Ackermann             Deutsche Bank AG           Chairman of the Group Executive Member of   Swiss
                                Taunusanlage 12            the Board of Managing Directors, Deutsche
                                60325 Frankfurt            Bank AG
                                The Federal Republic of
                                Germany

Dr. Tessen von Heydebreck       Deutsche Bank AG           Member of the Board of Managing             German
                                Taunusanlage 12            Directors, Deutsche Bank AG
                                60325 Frankfurt
                                The Federal Republic of
                                Germany

Dr. Hermann-Josef Lamberti      Deutsche Bank AG           Member of the Board of Managing             German
                                Taunusanlage 12            Directors, Deutsche Bank AG
                                60325 Frankfurt
                                The Federal Republic of
                                Germany

Dr. Clemens Borsig              Deutsche Bank AG           Member of the Board of Managing             German
                                Taunusanlage 12            Directors, Deutsche Bank AG
                                60325 Frankfurt
                                The Federal Republic of
                                Germany